# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Flora Growth Corp., CIK 0001790169
CUSIP: 339764102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0002089970
Persons authorized to receive notices and communications: Daniel Reis-Faria, 40 King Street W., Suite 2400, Toronto, Ontario Canada (A6), M5H 3Y2, (954) 842-4989; Richard Raymer, Dorsey & Whitney LLP, 66 Wellington St. W., Suite 3400, Toronto, Ontario Canada (A6), M5K 1E6, (416) 367-7370

## Reporting persons
- Reis-Faria Daniel (CIK 0002089970): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,425,951; shared voting power 0; sole dispositive power 6,425,951; shared dispositive power 0; aggregate amount beneficially owned 6,425,951 (88.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Flora Growth Corp.
Address of issuer's principal executive offices: 3230 W. Commercial Blvd., Suite 180, Fort Lauderdale, Florida (FL), 33132

## Item 2. Identity and Background
Name of person filing: Daniel Reis-Faria
Residence or business address:
40 King Street W., Suite 2400
Toronto, Ontario M5H 3Y2 Canada
Present principal occupation or employment: Chief Executive Officer of Issuer
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a crimial proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Canadian

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF

## Item 4. Purpose of Transaction
Purpose of transaction: On December 19, 2025, the Issuer granted to the Reporting Person 471,208 stock options, exercisable for shares of common stock of the Issuer at an exercise price of $7.31 per share. The options vest in five equal installments subject to the Issuer's common stock meeting the following volume weighted average price ("VWAP") thresholds: 20% following VWAP of $10.97; 20% following VWAP of $14.62; 20% following VWAP of $18.28; 20% following VWAP of $21.93; and 20% following VWAP of $25.59.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 88.3%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole dispositive and voting authority: 6,425,951; Shared dispositive and voting authority: 0; Total: 6,425,951
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Reis-Faria Daniel: Daniel Reis-Faria, Reis-Faria Daniel (12/23/2025)